

January 23, 2014

<u>Via Email</u>
Robert M. Little, Jr.
Chief Financial Officer
Highlands Bankshares, Inc.
P.O. Box 1128
Abingdon, VA 24212-1128

      Re: **Highlands Bankshares, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed March 29, 2013
                File No. 000-27622

Dear Mr. Little:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Gus Rodriguez

                Gus Rodriguez
                Branch Chief